Exhibit 3.1

AMENDMENT

TO

AMENDED AND RESTATED MEMORANDUM AND ARTICLES

OF ASSOCIATION

OF

APX ACQUISITION CORP. I

RESOLVED, as a special resolution, that the Amended and Restated Memorandum and Articles of Association of the Company be amended by the deletion of the existing Article 49.7 in its entirety and the insertion of the following language in its place:

“49.7

In the event that the Company does not consummate a Business Combination within 15 months from the consummation of the IPO or 21 months from the consummation of the IPO if the Company extends the period of time to consummate a Business Combination by no more than two three-month extensions, provided that, such extension shall only be made where the Sponsor has deposited the lesser of US$750,000 or US$0.125 per Class A Share then outstanding into the Trust Account for each three month extension (as applicable) on or prior to the applicable Business Combination deadline, the Company shall:

(a)	cease all operations except for the purpose of winding up;

(b)

as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of then Public Shares in issue, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and

(c)

as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and other requirements of Applicable Law.”